Exhibit 16

EXECUTION VERSION

STOCKHOLDERS’ AGREEMENT

by and among

DOUBLE BLACK DIAMOND OFFSHORE LTD.,

BLACK DIAMOND OFFSHORE LTD.,

and

SWK HOLDINGS CORPORATION

DATED AS OF AUGUST 18, 2014

i

STOCKHOLDERS’ AGREEMENT, dated as of August 18, 2014 (this “Agreement”), by and among DOUBLE BLACK DIAMOND OFFSHORE LTD., a Cayman Islands exempted company, BLACK DIAMOND OFFSHORE LTD, a Cayman Islands exempted company (collectively, the “Stockholder”), and SWK HOLDINGS CORPORATION, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company and the Stockholder desire to establish in this Agreement certain rights and obligations in respect of the shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) owned by the Stockholder, and related matters concerning the Stockholder’s relationship with and investment in the Company; and

WHEREAS, the Company and the Stockholder are party to a Securities Purchase Agreement, dated as of the date hereof (the “Securities Purchase Agreement”), pursuant to which the Company will offer and sell shares of Common Stock to the Stockholder.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

“Acquiror Purchase Offer” shall have the meaning set forth in Section 7.3.

“Additional Purchase Transaction” shall mean a Purchase Transaction, a Buyback Transaction or a Rule 13e-3 Transaction.

“Affiliate” shall mean with respect to any Person, (a) a Person that directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with such Person or (b) any officer, director, general partner, managing member or trustee of any such Person or any Person described in clause (a), provided that the Stockholder shall not be deemed to be an Affiliate of the Company and vice versa.

“Affiliated Directors” shall mean Directors who are also (i) officers, directors, general partners, managing members or trustees of the Stockholder or its Affiliates or (ii) the Company or its Affiliates.

“Agreement” shall have the meaning set forth in the Preamble.

“Backstop Agent” shall mean any Person that is engaged to purchase the unsubscribed portion of any rights offered in any Rights Offering.

“Beneficially Own” shall have the meaning attributed it in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the date of this Agreement; provided that any Person shall be deemed to Beneficially Own any securities that such Person has the right to acquire, whether or not such right is exercisable immediately.

“Board” shall mean, as of any date, the Board of Directors of the Company in office on that date.

“Business Day” shall mean any day other than a Saturday, Sunday or one on which banks are authorized or required to close in Dallas, Texas.

“Buyback Transaction” shall have the meaning set forth in Section 7.1.

“Cash Flows” shall mean the difference of (a) the sum of (i) all cash payments to be received by the Company and its Subsidiaries related to activities that are consistent with the Investment Policy and are contractually required to be paid to the Company and its Subsidiaries in the four succeeding full fiscal quarters after the date of determination in amounts that are fixed or determinable as of the date of determination, including scheduled interest payments and mandatory amortization payments, fixed royalty payments, fixed revenue sharing and fixed revenue based amortization, plus (ii) 75% of estimated cash payments to be received by the Company and its Subsidiaries in the four succeeding fiscal quarters after the date of determination that are contractually required to be paid to the Company and its Subsidiaries but that are not fixed or determinable as of the date of determination, minus (b) all cash amounts that the Company and its Subsidiaries are contractually obligated to pay to third parties, including cash amounts due as employee compensation and for administrative or other services, other than cash amounts payable with respect to service of Indebtedness.

“Closing Date” shall mean the date of this Agreement.

“Common Stock” shall have the meaning set forth in the Recitals.

“Company” shall have the meaning set forth in the Preamble.

“Company Organizational Documents” shall mean (i) the Company’s second amended and restated certificate of incorporation, as amended, and (ii) the Company’s amended and restated bylaws, each as in effect as of the date of this Agreement.

“Company SEC Documents” shall mean the reports, registrations, documents, filings, statements and submissions filed with the SEC by the Company pursuant to the Securities Act or the Exchange Act.

“Control” shall mean the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, voting equity, limited liability company interests, general partner interests, or voting interests, by contract or otherwise.

“Director” shall mean any member of the Board.

“Encumbrance” shall mean any lien, pledge, charge, claim, encumbrance, hypothecation, security interest, option, lease, license, mortgage, easement or other restriction or third-party right of any kind, including any right of first refusal, tag-along or drag-along rights or restriction on voting, transferring, lending, disposing or assigning, in each case other than pursuant to this Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Follow On Rights Offering” shall have the meaning set forth in Section 4.1.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” shall mean any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

“Indebtedness” shall mean (a) all funded indebtedness for borrowed money, including notes, bonds, debentures or similar instruments and all prepayment premiums or penalties and other amounts with respect to such Indebtedness, and any unpaid interest and bank fees owing on the Indebtedness, (b) any deferred purchase price payment obligations, (c) liabilities for any underfunded pension or retiree medical plans and any accrued and unpaid severance obligations, (d) obligations in respect of banker’s acceptances or letters of credit, (e) obligations under swaps and other derivatives, (f) all indebtedness secured by any lien on property owned subject to such lien, (g) all capital leases, including, without limitation, all amounts representing the capitalization of rentals in accordance with GAAP or (h) all guarantees with respect to liabilities of a type described in any of clauses (a) through (g) above. For the avoidance of doubt, as used in clause (a) above, funded indebtedness shall be limited to actual amounts drawn under any credit facility.

“Indebtedness to Cash Flow Ratio” shall mean, as of any date of determination, the ratio of (a) all Indebtedness of the Company and its Subsidiaries on a consolidated basis to (b) all Cash Flows of the Company and its Subsidiaries on a consolidated basis.

“Initial Rights Offering” shall mean the Rights Offering, substantially on the terms set forth in the registration statement on Form S-1 filed by the Company with the SEC on February 13, 2014, as the same has been (and as it may be) amended and supplemented (including each amendment and supplement thereto).

“Investment Policy” shall mean the Company’s investment objectives, policies, restrictions and limitations as described on Exhibit A hereto, as the same may be amended, restated, supplemented or otherwise modified from time to time by the Board.

“Law” shall mean any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, judgment, order, writ, injunction, decree, arbitration award, license or permit of any Governmental Entity.

“Material Adverse Effect” shall mean any event, state of facts, circumstance, development, change, effect or occurrence that (a) is materially adverse to the financial condition, business, properties, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole or (b) is materially adverse to the ability of the Company to consummate the transactions contemplated by this Agreement.

“New Securities” shall mean shall mean any equity (or equity-based) securities of the Company or any of its Subsidiaries, whether or not now authorized, and rights, options or warrants to purchase such securities, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such securities; provided, that the term “New Securities” does not include: (i) shares of Common Stock issued pursuant to the Warrant Agreement; (ii) shares of Common Stock (as such number of shares is equitably adjusted for subsequent stock splits, stock combinations, stock dividends and recapitalizations) issued directly or upon the exercise of options to directors, officers, employees, or consultants of the Company or any of its Subsidiaries in connection with their service as directors of the Company or any of its Subsidiaries, their employment by the Company or any of its Subsidiaries or their retention as consultants by the Company or any of its Subsidiaries, in each case authorized by the Board and, if applicable, the stockholders of the Company, including, without limitation, pursuant to any of the Company’s stock compensation plans as described in the Company SEC Documents; (iii) shares of the Company’s Common Stock issued in connection with any stock split or stock dividend; and (iv) securities issued to the Company or any of its wholly owned Subsidiaries.

“Non-Affiliated Directors” shall mean any Directors who are not Affiliated Directors.

“NOLs” shall mean the Company’s net operating loss carryforwards for federal income tax purposes.

“Ownership Reduction Event” shall have the meaning set forth in Section 5.1.

“Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Pro Rata Share” shall have the meaning set forth in Section 9.1(b).

“Proposed Acquiror” shall have the meaning set forth in Section 7.1.

“Related Party Transactions” shall mean any transaction between the Company or any Subsidiary of the Company, on one hand, and the Stockholder and any one or more of its Affiliates, on the other hand, other than (a) compensation of Affiliated Directors, so long as such compensation does not exceed the compensation provided to Directors who are not Affiliated Directors, (b) reimbursement of Affiliated Directors for reasonable out-of-pocket expenses incurred by Affiliated Directors in connection with traveling to and from and attending meetings of the Board and while conducting business at the request of the Company and (c) any transaction or series of related transactions involving aggregate payments to or from the Company or any Subsidiary of the Company that do not exceed $100,000.

“Rights Agreement” shall mean the Second Amended and Restated Rights Agreement, dated as of February 2, 2012, by and between the Company and Computershare Trust Company, N.A., as Rights Agent, as amended, modified or supplemented from time to time.

“Rights Offering” shall mean any issuance of rights offered to the Company’s stockholders that entitles them to purchase New Securities in proportion to their existing holdings, or any other similar issuance to the Company’s stockholders (excluding any rights or securities issued pursuant to the Rights Agreement or any “poison pill” or similar stockholder rights plan now or hereafter in effect).

“Rights Offering Notice” shall have the meaning set forth in Section 4.3(a).

“ROFO Notice” shall have the meaning set forth in Section 9.2(a).

“Rule 13e-3 Transaction” shall have the meaning set forth in Section 7.1.

“Sale Transaction” shall have the meaning set forth in Section 7.1.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Purchase Agreement” shall have the meaning set forth in the Recitals.

“Sponsored Fund” shall have the meaning set forth in Section 5.1(f).

“Stockholder” shall have the meaning set forth in the Preamble.

“Stockholder Purchase Offer” shall have the meaning set forth in Section 7.2.

“Stockholder Support Services” shall have the meaning set forth in Section 5.2.

“Subsidiary” shall mean, with respect to any Person, any Person (whether or not incorporated) directly or indirectly owned by such first Person or in respect of which such first Person has the power to vote or control 50% or more of any class or series of capital shares or other equity interests of such second Person.

“Tangible Assets to Book Equity Ratio” shall mean, as of any date of determination, the ratio of (a) the assets (as defined under GAAP) (not including deferred tax assets as defined under GAAP) of the Company and its Subsidiaries on a consolidated basis to (b) the book value of the total stockholders’ equity of the Company and its Subsidiaries on a consolidated basis (as determined under GAAP).

“Votes” shall mean the number of votes entitled to be cast generally in the election of Directors.

“Voting Percentage” of a Person shall mean, as of the date of determination, the ratio, expressed as a percentage, of (i) the Votes entitled to be cast by the holders of the Voting Securities Beneficially Owned by such Person to (ii) the aggregate Votes entitled to be cast by all holders of the then-outstanding Voting Securities.

“Voting Securities” shall mean, together, (i) the Common Stock, (ii) any class of capital stock or other securities of the Company other than the Common Stock that are entitled to vote generally in the election of Directors and (iii) any of the securities described in clauses (i) and (ii) of this definition that a Person has the right to acquire, whether or not such right is exercisable immediately.

“Warrant Agreement” shall mean that certain Warrant Agreement, dated as of September 6, 2013, by the Company in favor of the Stockholder.

Section 1.2 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the words “date hereof”, when used in this Agreement, shall refer to the date set forth in the Preamble;

(c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(d) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa;

(e) any references herein to “Dollars” and “$” are to United States Dollars;

(f) any references herein to a specific Section shall refer to Sections of this Agreement;

(g) wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(h) references herein to any gender includes each other gender; and

(i) the word “or” shall not be exclusive.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Stockholder that:

Section 2.1 Organization. The Company and each of its Subsidiaries is (a) duly organized, validly existing and in good standing as a corporation or other entity under the Laws of its jurisdiction of organization, (b) has requisite corporate or other entity power and authority to own, lease and operate its properties and assets and conduct its business as currently conducted and (c) is duly qualified as a foreign entity for the transaction of business, and is in good standing, under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification except, in the case of clause (c), where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

Section 2.2 Authorization. The Company has requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no further approval or authorization is required on the part of the Company. This Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar Laws affecting creditors’ rights generally and by general equitable principles and except as may be limited by applicable Law and public policy.

Section 2.3 Non-Contravention. The execution, delivery and performance by the Company of this Agreement will not: (i) conflict with or violate any provision of the Company’s certificate of incorporation or the amended and restated bylaws of the Company, (ii) conflict with or result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right to termination, acceleration or cancellation under any contract, agreement, license, note, bond, mortgage, indenture, commitment, lease or other instrument or obligation, whether written or oral, to which the Company or any of its Subsidiaries is a party or by which their respective properties may be bound or affected, or (iii) conflict with or violate any Law applicable to the Company, except in the case of clause (ii) and (iii), as would not, individually or in the aggregate, reasonably be likely to impair in any material respect the ability of the Company to perform its obligations under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to the Company that:

Section 3.1 Organization and Authority. Each Stockholder (i) is duly organized, validly existing and in good standing under the laws its jurisdiction of organization, (ii) has all limited partnership power and authority to own its property and assets and conduct its business in all material respects as currently conducted, (iii) has been duly qualified as a foreign limited partnership for the transaction of business, and (iv) is in good standing under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification.

Section 3.2 Authorization. Each Stockholder has all power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by each Stockholder of this Agreement have been duly authorized by such Stockholder’s governing authority, and no further approval or authorization by any of its partners or other equity owners is required. This Agreement constitutes the valid and binding obligation of each Stockholder, enforceable against such Stockholder in accordance with its terms, except as such may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar Laws affecting creditors’ rights generally and by general equitable principles and except as may be limited by applicable Law and public policy.

Section 3.3 Non-Contravention; Governmental Authorization. The execution, delivery and performance by the Stockholder of this Agreement will not: (i) conflict with or violate any provision of its certificate of formation, limited partnership agreement or similar governing documents; (ii) conflict with or result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right to termination, acceleration or cancellation under any contract, agreement, license, note, bond, mortgage, indenture, commitment, lease or other instrument or obligation, whether written or oral, to which the Stockholder is a party or by which its properties may be bound or affected; or (iii) conflict with or violate any Law applicable to the Stockholder, except in the case of clause (ii) and (iii), as would not, individually or in the aggregate, reasonably be likely to impair in any material respect the ability of the Stockholder to perform its obligations under this Agreement.

ARTICLE IV

RIGHTS OFFERINGS

Section 4.1 Follow On Rights Offerings. Except for the Initial Rights Offering and the transactions contemplated by the Securities Purchase Agreement, until the second anniversary of the Closing Date, but in any case subject to approval of the terms thereof by a special committee of the Non-Affiliated Directors or a subset thereof as a Related Party Transaction pursuant to Section 7.1(b)(ii), the Company shall not seek, negotiate or consummate any sale of New Securities, except through one or more Rights Offerings (each, a “Follow On Rights Offering”) substantially on the same structural terms as the Initial Rights Offering. The Stockholder shall serve as the exclusive Backstop Agent for each Follow On Rights Offering on substantially the same structural terms as the backstop in connection with the Initial Rights Offering. The procedures for taking subscriptions and allocating shares in any Follow On Rights Offering shall be substantially the same as the procedures used in the Initial Rights Offering; provided that if it would be commercially unreasonable to use such procedures in such Follow On Rights Offering, such procedures need not be followed; and provided further that if any such procedures, including the Stockholder’s role as Backstop Agent for the Follow On Rights Offering, would be reasonably likely to jeopardize the Company’s ability to retain the benefit of the NOLs, such procedures need not be followed.

Section 4.2 Additional Rights Offerings. Except for the Initial Rights Offering and any Follow On Rights Offerings (which are not the subject of this Section 4.2 or Section 4.3), until September 6, 2016, the Stockholder (or its designee) shall have the right, in its sole discretion, to serve as the exclusive Backstop Agent for any Rights Offering.

Section 4.3 Procedures for Additional Rights Offerings.

(a) If the Company proposes to undertake a Rights Offering with one or more Backstop Agents, it shall give written notice to the Stockholder of its intention to undertake the Rights Offering (the “Rights Offering Notice”), describing the price and the terms upon which the Company proposes to offer New Securities in the Rights Offering and the terms on which the Company proposes to engage a Backstop Agent(s) for the Rights Offering. The Stockholder (or its designee) shall have 15 days from receipt of any such Rights Offering Notice to agree to serve as the Backstop Agent for the Rights Offering upon the terms specified in the Rights Offering Notice by giving written notice to the Company and stating in such notice the portion of the Rights Offering for which the Stockholder will serve as Backstop Agent.

(b) If the Stockholder (or its designee) fails to provide such written notice within such 15 day period or provides written notice that it elects not to serve as Backstop Agent for all or any portion of the Rights Offering, then the Company shall have 90 days from the expiration of the period set forth above to engage other Backstop Agents as to any portion of the Rights Offering to which the Stockholder has not agreed to serve as Backstop Agent and to consummate the Rights Offering, in each case, upon terms not materially more favorable to the other Backstop Agents and the stockholders of the Company than specified in the Rights Offering Notice. If the Company has not consummated the Rights Offering within such period, then after such period the Company shall not commence any Rights Offering without again first complying with this ARTICLE IV.

(c) If the Stockholder (or its designee) provides written notice within such 15 day period that it elects to serve as Backstop Agent for all or any portion of the Rights Offering, then the Company and the Stockholder (or its designee) shall promptly thereafter execute and deliver a customary engagement letter providing for the terms on which the Stockholder (or its designee) will serve as Backstop Agent. The Company and the Board shall also take all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under the Rights Agreement or any other rights agreement) or other similar anti-takeover provision under the Company’s charter, bylaws or similar charter documents or the laws of its state of incorporation that is or could become applicable to the Company as a result of the Company and the Stockholder (or its designee) consummating any such Rights Offering (including the issuance of any New Securities by the Company to the Stockholder (or its designee) in connection with any such Rights Offering). Any such engagement shall be subject to compliance with applicable federal and state securities laws.

ARTICLE V

INVESTOR SUPPORT

Section 5.1 Investor Support. Until the earlier of (a) such time as the Stockholder’s and its Affiliates’ Voting Percentage is less than 40% (the “Ownership Reduction Event”) and (b) the fifth anniversary of the Closing Date, the Stockholder will:

(a) grant the Company (or any Sponsored Fund) a right of first refusal with respect to any opportunity of the Stockholder to provide capital to companies, institutions or investors in the biotechnology, medical device, medical diagnostics and related tools, animal health and pharmaceutical industries consistent with the Investment Policy;

(b) inform the Company (or any Sponsored Fund) of investment opportunities presented by third parties to the Stockholder that, in the Stockholder’s sole determination, meet the Company’s investment guidelines;

(c) make the Stockholder’s and its Affiliates’ network of financial industry contacts and counterparties available to assist the Company in securing debt funding on attractive terms, attracting equity research coverage and engaging in other matters of similar nature;

(d) support the Company’s syndication efforts to the extent commercially reasonable, and in any event, make referrals to other investors on behalf of the Company and grant supporting references to the Company and its management;

(e) be available as a syndication partner to the Company, if (i) the Company has had priority with respect to any allocation relating to such syndication, (ii) the Stockholder participates on terms (x) no worse than those of the Company’s participation and (y) no better than those of any other syndication partner, (iii) the Stockholder determines in its sole discretion that the syndication is attractive and within the Stockholder’s investment mandate and (iv) to the extent not inconsistent with the requirements in clauses (i) – (iii), such syndication is subject to the investment management agreement by and between the Stockholder and SWK Advisors LLC; and

(f) explore the establishment of an equal joint venture between an Affiliate of the Stockholder and the Company pursuant to which the Company would become the asset manager of a new fund under the “Black Diamond” brand (a “Sponsored Fund”). The ultimate determination to participate in any such joint venture would be made in the Stockholder’s sole discretion. Any joint venture would be subject to the Company (i) fully investing its available financial resources, including prudent leverage, and (ii) establishing a track record sufficient to attract outside investors in a fund format. The Stockholder’s responsibility would include fundraising, regulatory compliance, establishment of entity structuring, fund documentation and a “seed” investment. The Company would be responsible for sourcing, closing and monitoring transactions.

Section 5.2 Stockholder Support Services. The obligations set forth in Section 5.1 are collectively referred to as the “Stockholder Support Services.” For the avoidance of doubt, any Stockholder Support Service that constitutes or results in a Related Party Transaction shall be subject to approval by a special committee of the Non-Affiliated Directors or a subset thereof as a Related Party Transaction pursuant to Section 7.1(b)(ii). In addition, the terms of any Stockholder Support Service that constitutes or results in a Related Party Transaction shall be disclosed to the holders of the Common Stock. Disclosure in a public filing with the SEC, such as a Current Report on Form 8-K, Quarterly Report on Form 10-Q or Annual Report on Form 10-K, shall satisfy such disclosure requirement.

Section 5.3 NOLs. For so long as the Company holds any material NOLs, the Stockholder shall not cause the Company to issue any shares of Common Stock or other equity securities of the Company or otherwise engage in any material transaction unless the Stockholder reasonably believes that such issuance or transaction would not jeopardize the Company’s ability to retain the benefit of the NOLs.

ARTICLE VI

STOCKHOLDER APPROVAL RIGHTS

Section 6.1 Stockholder Approval Rights. Until the Ownership Reduction Event, without the prior written approval of the Stockholder (which approval shall be separate and apart from the voting rights of the Stockholder’s designees on the Board), the Company shall not, and shall cause its Subsidiaries not to, and shall not, and shall cause its Subsidiaries not to, enter into any commitment to:

(a) create, incur, issue, assume or otherwise become liable for (including through a merger, acquisition or otherwise) or refinance or guarantee any Indebtedness that would result in the Company and its Subsidiaries, on a consolidated basis, having or being liable for Indebtedness in an aggregate principal amount that would result in (x) the Indebtedness to Cash Flow Ratio for the succeeding four full fiscal quarters following the date of determination to be greater than 4.5 to 1.0 on a pro forma basis as if both the additional Indebtedness and the funding of any prospective investment for which such Indebtedness is being incurred had been incurred or consummated, as applicable, at the beginning of such four-quarter period or (y) the Tangible Assets to Book Equity Ratio to be greater than 2.0 to 1.0 on a pro forma basis as if the additional Indebtedness had been incurred as of the date of such determination;

(b) offer, issue or sell New Securities to any Person;

(c) enter into or effect any transaction or series of related transactions involving the repurchase, redemption or other acquisition of equity (or equity-based) securities of the Company or any of its non-wholly owned Subsidiaries from any Person;

(d) enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, disposition or Encumbrance (including by merger, consolidation, sale of stock or sale of assets) by the Company or its Subsidiaries of any material portion of the Company’s and its Subsidiaries’ assets that (i) taken as a whole, constitute greater than 25% of their total consolidated assets (with total consolidated assets being measured by reference to, and as of the date of, the most recent consolidated balance sheet included in the most recently filed Company SEC Document that includes the Company’s financial statements) or (ii) is not consistent with the Investment Policy;

(e) enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, acquisition of stock or acquisition of assets) by the Company or any of its Subsidiaries of any assets and/or equity interests of any Person (i) that involves aggregate consideration in excess of an amount equal to 25% of the Company’s and its Subsidiaries’ total consolidated assets (with total consolidated assets being measured by reference to, and as of the date of, the most recent consolidated balance sheet included in the most recently filed Company SEC Document that includes the Company’s financial statements) or (ii) is not consistent with the Investment Policy;

(f) declare or pay any dividend on the Common Stock or any other equity securities of the Company or any of its non-wholly owned Subsidiaries;

(g) make any loan, advance, capital contribution to or investment in any transaction or series of related transactions in any Person (i) in excess of an amount equal to 25% of the Company’s and its Subsidiaries’ total consolidated assets (with total consolidated assets being measured by reference to, and as of the date of, the most recent consolidated balance sheet included in the most recently filed Company SEC Document that includes the Company’s financial statements) or (ii) that is not consistent with the Investment Policy;

(h) make any change in the size of the Board; or

(i) terminate or hire a replacement for the Company’s chief executive officer.

ARTICLE VII

MINORITY PROTECTIONS

Section 7.1 Minority Protections.

(a) Until the earlier of (i) the Ownership Reduction Event and (ii) the fifth anniversary of the Closing Date:

(i) The Stockholder shall not, and shall cause each of its Affiliates not to, directly or indirectly, alone or in concert with any other Person, except, in each case, in accordance with the provisions of Section 7.2:

(A) acquire, offer to acquire or agree to acquire (including from the Company) Beneficial Ownership of any Common Stock that would cause the Stockholder’s and its Affiliates’ Voting Percentage to exceed 76% unless such acquisition has been accepted or approved by a majority of the Non-Affiliated Directors (a “Purchase Transaction”); provided, however, that the Stockholder shall not be permitted to acquire, offer to acquire or agree to acquire (including from the Company) Beneficial Ownership of any Common Stock if such acquisition or contemplated acquisition would be reasonably likely to jeopardize the Company’s ability to retain the benefit of the NOLs; or

(B) cause the Company to engage in stock buybacks of its Common Stock that exceed 3% of the Voting Securities outstanding on the day any such buyback is executed (a “Buyback Transaction”); or

(ii) The Stockholder shall not sell shares of Common Stock to any Person (a “Proposed Acquiror”) that would result in such Person having a Voting Percentage in excess of 40% (and with neither the Stockholder and its Affiliates nor any other holder of Common Stock and its Affiliates holding a Voting Percentage in excess of 40%) (a “Sale Transaction”), except in accordance with Section 7.3;

(b) Until the earlier of (i) the Ownership Reduction Event and (ii) the eighth anniversary of the Closing Date:

(i) The Stockholder shall not, and shall cause each of its Affiliates not to, directly or indirectly, alone or in concert with any other Person, engage in a transaction as described in Rule 13e-3 under the Exchange Act (a “Rule 13e-3 Transaction”) except in accordance with the provisions of Section 7.2;

(ii) Any (A) Related Party Transaction and (B) the voluntarily de-registration of the Common Stock from registration under the Exchange Act, shall be subject to review, evaluation and approval by a special committee of the Non-Affiliated Directors or a subset thereof; and

(iii) The Company shall maintain at least two (2) Directors who are Non-Affiliated Directors.

Section 7.2 Stockholder Purchase Offer. If the Stockholder or its Affiliates proposes to engage in an Additional Purchase Transaction, the Stockholder or its Affiliates shall offer to acquire all of the then-outstanding Common Stock at the same price and on the same terms and conditions as the Additional Purchase Transaction (the “Stockholder Purchase Offer”). For the avoidance of doubt, the Stockholder Purchase Offer may contemplate a merger or other consolidation, a tender offer, or any other transaction that could permit the acquisition of all of the then-outstanding Common Stock. The Stockholder shall not, and shall cause its Affiliates not to, consummate, in whole or in part, any Additional Purchase Transaction or Stockholder Purchase Offer unless such Stockholder Purchase Offer is (i) accepted and approved by a special committee of the Non-Affiliated Directors or a subset thereof, and (ii), in the case of a Rule 13e-3 Transaction, accepted and approved by holders of a majority of the Common Stock held by stockholders of the Company other than the Stockholder and its Affiliates. The Stockholder may, in its sole discretion, withdraw any Stockholder Purchase Offer and terminate any Additional Purchase Transaction at any time. For the avoidance of doubt, any withdrawal of a Stockholder Purchase Offer shall require the termination of the Additional Purchase Transaction giving rise to such Stockholder Purchase Offer.

Section 7.3 Acquiror Purchase Offer. No Sale Transaction shall be consummated unless the Proposed Acquiror shall contemporaneously make a binding offer to acquire all of the then-outstanding Common Stock of the Company, at the same price and on the same terms and conditions as the Sale Transaction (the “Acquiror Purchase Offer”). For the avoidance of doubt, the Acquiror Purchase Offer may contemplate a merger or other consolidation, a tender offer, or any other transaction that permits the acquisition of all of the then-outstanding Common Stock.

ARTICLE VIII

REGISTRATION RIGHTS

Section 8.1 Registration Rights. Each of the Company and the Stockholder acknowledges and agrees that all shares of Common Stock Beneficially Owned by the Stockholder, including shares purchased by the Stockholder pursuant to the Securities Purchase Agreement and in any Rights Offering (including the Initial Rights Offering), and any other securities issued in respect thereof or into which such shares of Common Stock shall be converted or exchanged in connection with stock dividends or distributions, combinations or any similar recapitalizations, shall be deemed to be “Registrable Securities” as defined in, and entitled to the rights and benefits of, and subject to the terms and conditions of, the Registration Rights Agreement between the Company and the Stockholder dated as of September 6, 2013.

ARTICLE IX

RIGHT OF FIRST OFFER ON SUBSEQUENT

ISSUANCES

Section 9.1 General.

(a) Except for the Initial Rights Offering, the transactions contemplated by the Securities Purchase Agreement and any Follow On Rights Offerings (which are not the subject of this Error! Reference source not found.), until September 6, 2016, the Stockholder (or its designees) shall have the right, in its sole discretion, to purchase its Pro Rata Share (as of immediately prior to the issuance of any New Securities) of all or any part of any New Securities that the Company may from time to time issue or sell during such period.

(b) For purposes of this Agreement, the Stockholder’s “Pro Rata Share” shall mean, as of any time, the ratio of (i) the number of fully-diluted shares of Common Stock directly or indirectly owned by the Stockholder and its Affiliates as of such time to (ii) the number of fully-diluted shares of Common Stock actually outstanding as of such time (excluding any shares of Common Stock owned or held by or for the account of the Company or any of its Subsidiaries as of such time); provided that for purposes of this definition, “fully-diluted shares of Common Stock” shall only include shares of Common Stock underlying rights, options or warrants to purchase such Common Stock, and securities of any type whatsoever that are, or may become, convertible into Common Stock, to the extent that (x) all applicable vesting requirements have been satisfied and (y) the per share value of the Common Stock as of such time (which shall be deemed to be the closing price of a share of Common Stock on any stock exchange or automated quotation system on which the Common Stock is then listed or quoted) exceeds the exercise or conversion price per share of Common Stock for such rights, options or warrants to purchase such Common Stock, or securities of any type whatsoever that are, or may become, convertible into Common Stock, in each case, as of such time.

Section 9.2 Procedures.

(a) If the Company proposes to undertake an issuance of New Securities (other than the Initial Rights Offering, the transactions contemplated by the Securities Purchase Agreement or any Follow On Rights Offering), it shall give written notice to the Stockholder of its intention to issue New Securities (the “ROFO Notice”), describing the type of New Securities and the price and the terms upon which the Company proposes to issue such New Securities. The Stockholder (or its designee) shall have 15 days from receipt of any such ROFO Notice to agree to purchase up to the Stockholder’s Pro Rata Share of such New Securities for the price and upon the terms specified in the ROFO Notice by giving written notice to the Company and stating in such notice the quantity of New Securities to be purchased (not to exceed the Stockholder’s Pro Rata Share).

(b) If the Stockholder (or its designee) fails to provide such written notice within such 15 day period or provides written notice that it elects not to purchase all or any portion of the New Securities, then the Company shall have 90 days from the expiration of the periods set forth above to sell all or any New Securities that were not agreed to be purchased by the Stockholder, at a price not less than, and upon terms not materially more favorable to the purchasers of such New Securities than, specified in the ROFO Notice. If the Company has not issued and sold such New Securities within such period, then after such period the Company shall not issue or sell any New Securities without again first complying with this Error! Reference source not found.

(c) If the Stockholder (or its designee) provides written notice within such 15 day period that it elects to purchase any or all of the New Securities, then the Company and the Stockholder (or its designee) shall promptly thereafter proceed to consummate the sale or issuance of New Securities by the Company to the Stockholder (or its designee) on the terms set forth in the ROFO Notice. The Company and its board of directors shall also take all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under the Rights Agreement or any other rights agreement) or other similar anti-takeover provision under the Company’s charter, bylaws or similar charter documents or the laws of its state of incorporation that is or could become applicable to the Company as a result of the Company and the Stockholder (or its designee) consummating any such sale or issuance of New Securities by the Company to the Stockholder (or its designee). Any such sale or issuance to the Stockholder (or its designee) shall be subject to compliance with applicable federal and state securities laws.

ARTICLE X

MISCELLANEOUS

Section 10.1 Injunctive Relief. Each party hereto acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that the other party shall, in addition to any other rights or remedies which it may have, be entitled to such equitable and injunctive relief as may be available from any court of competent jurisdiction to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for injunctive relief, each party hereto hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by Law, to have each provision of this Agreement specifically enforced against it, without the necessity of posting bond or other security against it, and consents to the entry of injunctive relief against it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

Section 10.2 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, legal representatives and permitted assigns. Neither party may directly or indirectly assign any of its rights or delegate any of its obligations under this Agreement, by operation of law or otherwise, without the prior written consent of the other party other than (a) in connection with a change in control of the Stockholder or to any successor of the Company or (b) by the Stockholder in whole or in part, to one or more of its Affiliates so long as the Stockholder remains liable for its obligations as contained herein. Any purported direct or indirect assignment in violation of this Section 10.2 shall be null and void ab initio.

Section 10.3 Amendments; Waiver. No amendment, modification or discharge of this Agreement, and no waiver hereunder, and no extension of time for the performance of any of the obligations hereunder, shall be valid or binding unless set forth in writing and duly executed by (a) the Company where enforcement of the amendment, modification, discharge, waiver or extension is sought against the Company or (b) the Stockholder where enforcement of the amendment, modification, discharge, waiver or extension is sought against the Stockholder. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The waiver by the Company or the Stockholder of a breach of, or a default under, any of the provisions hereof, or to exercise any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. Except as expressly provided in this Agreement, the rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

Section 10.4 After-Acquired Shares. This Agreement shall apply to all shares of Common Stock Beneficially Owned by the Stockholder and its Affiliates at all times, whether such shares are acquired prior to or after the date hereof.

Section 10.5 Recapitalization, Etc. In the event that any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, shares of capital stock of the Company by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to stockholders or combination of shares or any other change in the Company’s capital structure, appropriate adjustments shall be made to the provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the parties hereto under this Agreement.

Section 10.6 Further Action. From time to time after the Closing Date, without additional consideration, each party hereto will (or, if appropriate, will cause its Subsidiaries to) execute and deliver such further instruments and take such other action as may be necessary or reasonably requested by another party hereto to make effective the transactions contemplated hereby. Without limiting the foregoing, the Company will, in order to permit the Stockholder and its Affiliates to acquire additional shares of Common Stock to increase their Voting

Percentage to 76%, cause the Rights Agreement to be amended to allow the Stockholder and its Affiliates to increase their Voting Percentage to such amount. Notwithstanding the foregoing, in no event shall the Company or its Subsidiaries be required to take any action that would be reasonably likely to jeopardize the Company’s ability to retain the benefit of the NOLs.

Section 10.7 Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of delivery, if delivered personally, (b) on the date of delivery, if delivered by facsimile during business hours, or on the next Business Day, if delivered by facsimile outside of business hours, in each case upon confirmation of receipt, (c) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier services, or (d) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, to the parties to this Agreement at the following address or to such other address either party to this Agreement shall specify by notice to the other party:

if to the Company, to:

SWK Holdings Corporation

15770 North Dallas Parkway, Suite 1290

Dallas, Texas 75248

Attention: Chief Executive Officer

Facsimile: (972) 687-7255

if to the Stockholder, to:

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, Texas 75201

Attention: Christopher W. Haga

Fax: (214) 932-9601

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

2100 McKinney Avenue, Suite 1100

Dallas, Texas 75201

Attention: Jeffrey A. Chapman

Robert B. Little

Fax: (214) 571-2900

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 10.8 Governing Law; Jurisdiction; Forum; Waiver of Trial by Jury.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

(b) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may only be brought in any state or federal court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein.

Section 10.9 Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.10 Entire Agreement; No Other Representations. This Agreement constitutes the entire agreement, and supersedes all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof.

Section 10.11 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 10.12 Severability. If any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 10.13 Counterparts; facsimile or.pdf signature. This Agreement may be executed in counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

SWK HOLDINGS CORPORATION

By:	/s/ Brett Pope
Name:	Brett Pope
Title:	Chief Executive Officer

DOUBLE BLACK DIAMOND OFFSHORE LTD.

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., their investment manager

	By:	/s/ Christopher W. Haga
	Name:	Christopher W. Haga
	Title:	Portfolio Manager

SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT